Exhibit 99.1

SAP Q3 2016 Quarterly Statement

SAP Raises Outlook After Strong Third Quarter

¡	Cloud and software revenue up 8% (IFRS) and up 9% (non-IFRS at constant currencies)

¡	Cloud revenue up 28% (IFRS) and up 29% (non-IFRS at constant currencies)

¡	Operating profit down 9% (IFRS) and up 1% (non-IFRS at constant currencies)

¡	Operating cash flow up 52% in the third quarter and up 12% year-to-date

¡	SAP S/4HANA is leading the digital transformation with more than 4,100 customers

Cloud Subscriptions &		Share of	Total Revenue
Support Revenue		Predictable Revenue
in € millions		in percent	in € millions
IFRS	Non-IFRS	2016	IFRS	Non-IFRS
769	769	64%	5,375	5,375
+28%	+28% (+29% cc)	+1 p.p.	+8%	+8% (+8% cc)

“Strong customer adoption of the SAP portfolio is driving results beyond expectations. The S/4HANA innovation cycle is the fastest in our history and is catalyzing the performance of all SAP cloud solutions. We are a growth company and confidently raise our guidance for the full year.”

Bill McDermott, CEO

“In the third quarter we demonstrated continued momentum and strong execution. Year to date we are tracking to the upper end of all outlook metrics set at the beginning of the year. Paired with a robust pipeline, this gives us the confidence that we will deliver yet another strong fourth quarter.”

Luka Mucic, CFO

SAP Q3 2016 Quarterly Statement	1

Walldorf, Germany – October 21, 2016

SAP SE (NYSE: SAP) today announced its financial results for the third quarter and nine months ended September 30, 2016.

Business Highlights

Financial Highlights

Third quarter IFRS cloud subscriptions and support revenue grew 28% year-over-year to €769 million. Non-IFRS cloud subscriptions and support revenue rose 28% year-over-year (29% at constant currencies) to €769 million. New cloud bookings1 were up 24% (24% at constant currencies) in the third quarter and reached €265 million.

SAP’s rapidly expanding cloud business together with solid growth in support revenue continued to drive the share of more predictable revenue. The total of cloud subscriptions & support revenue and software support revenue reached 64% of total revenue in the third quarter 2016, up 1 percentage point.

SAP is outpacing its main competitor in cloud and software revenue growth. IFRS cloud and software revenue was €4.45 billion, an increase of 8%. Non-IFRS cloud and software revenue was €4.46 billion, an increase of 8% (9% at constant currencies).

IFRS operating profit was down 9% to €1.10 billion reflecting an increase in stock based compensation expense following the strong appreciation of SAP’s share price in the third quarter. Non-IFRS operating profit was up 1% to €1.64 billion. IFRS earnings per share decreased 19% to €0.61. Non-IFRS earnings per share decreased 7% to €0.91. This decline was due to higher stock based compensation expense (IFRS only) and lower non-operating and financial income.

For the nine months ended September 30, operating cash flow was €3.63 billion (2015: €3.24 billion), an increase of 12% year-over-year, and free cash flow increased 5% year-over-year to €2.96 billion (2015: €2.82 billion).

SAP S/4HANA and SAP HANA Cloud Platform

SAP added more than 400 SAP S/4HANA customers in the quarter, of which approximately 40% are net new SAP customers. Customers continue to embrace the benefits of running a live business on a massively simplified architecture. The SAP HANA Cloud Platform allows customers to extend functionalities, build new fast-paced applications with rapid development tools, and integrate across applications and deployment models. The HANA Cloud Platform is instrumental in the Internet of Things (IoT) revolution by providing connectivity to a large variety of devices and machines. With SAP IoT technology, customers like Trenitalia, Italy’s largest train company, are connecting transportation vehicles and tools to revolutionize asset management with real-time insights from sensors.

Human Capital Management

SAP continues to gain traction with its cloud-based Human Capital Management solutions. SAP delivers total workforce management solutions globally across permanent and contingent labor. SAP is infusing intelligent services like automated matching of resumes to open positions and machine learning to root out bias in the workplace while promoting diversity and inclusion. The customer count for SAP SuccessFactors Employee Central, which is the core of our Human Capital Management offerings, exceeded 1,350 at the end of the third quarter.

Customer Engagement and Commerce

SAP seamlessly combines customer engagement and commerce (CEC) for an increasingly omni-channel world. Our hybris solution serves both B2C and B2B across a wide range of industries, including retail, telco, financial services, public sector, and manufacturing. SAP is unique because it also enables businesses to connect the front and back office in real-time and fulfill ecommerce in one end-to-end value chain. CEC saw high double-digit year-over-year customer growth in the third quarter.

Business Networks

SAP is helping customers of all sizes embrace an increasingly interdependent world. Each of SAP’s business network solutions connects a large ecosystem of customers, suppliers and partners. These network solutions are highly synergistic to SAP’s other offerings.

Cloud subscriptions and support revenue in the SAP Business Network segment was up 17% at constant currencies in the third quarter.

Approximately 2.4 million connected companies trade over $840 billion of commerce on the Ariba network, more than 44 million end users process travel and expenses effortlessly with Concur and customers managed over 2.8 million flexible workers in approximately 130 countries with the Fieldglass platform over the past 12 months.

Regional Revenue Performance

The Company had a strong performance in the EMEA region, with an increase in cloud and software revenue of 6% (IFRS) and 8% (non-IFRS at constant currencies). Cloud subscriptions and support revenue grew 34% (IFRS) and 38% (non-IFRS at constant currencies). In EMEA, SAP had double-digit software licenses revenue growth in Germany, France, UK and South Africa.

1New cloud bookings consist of order entry of a given period that is expected to be classified as cloud subscriptions and support revenue and results from purchases by new customers and from incremental purchases by existing customers. Consequently, orders to renew existing contracts are not included. The order amount must be committed. Consequently, due to their pay-per-use nature, business network transaction fees which do not include a committed minimum consumption are not reflected in the bookings metric (e.g. SAP Ariba and SAP Fieldglass transaction-based fees). Amounts included in the measures are generally annualized.

SAP Q3 2016 Quarterly Statement	2

In the Americas region, the Company grew cloud and software revenue by 9% (IFRS) and 9% (non-IFRS at constant currencies) and cloud subscriptions and support revenue by 24% (IFRS) and 24% (non-IFRS at constant currencies). In Latin America, despite continued macroeconomic headwinds, SAP had solid double-digit growth in software licenses revenue in Brazil and Mexico.

In the APJ region cloud and software revenue was up 13% (IFRS) and 8% (non-IFRS at constant currencies), with cloud subscriptions and support revenue growing by 50% (IFRS) and 46% (non-IFRS at constant currencies). In APJ, SAP had double-digit software licenses revenue growth in Japan, Malaysia and Singapore and solid software licenses revenue growth in SAP’s Greater China region2.

2 SAP’s Greater China region includes China, Hong Kong and Taiwan.

SAP Q3 2016 Quarterly Statement	3

Financial Results at a Glance

Third Quarter 20161)
	IFRS			Non-IFRS2)
€ million, unless otherwise stated	Q3 2016	Q3 2015	Δ in %	Q3 2016	Q3 2015	Δ in %	Δ in % const. curr.
New Cloud Bookings3)	N/A	N/A	N/A	265	213	24	24
Cloud subscriptions and support	769	599	28	769	600	28	29
Software licenses and support	3,686	3,523	5	3,687	3,524	5	5
Cloud and software	4,455	4,122	8	4,456	4,124	8	9
Total revenue	5,375	4,985	8	5,375	4,987	8	8
Share of predictable revenue (in %)	64	62	1pp	64	62	1pp
Operating profit	1,103	1,214	–9	1,638	1,616	1	1
Profit after tax	725	895	–19	1,089	1,173	–7
Basic earnings per share (€)	0.61	0.75	–19	0.91	0.98	–7
Number of employees (FTE)	82,426	75,643	9	N/A	N/A	N/A	N/A

First Nine Months 20161)
	IFRS			Non-IFRS2)
€ million, unless otherwise stated	Q1–Q3 2016	Q1–Q3 2015	Δ in %	Q1–Q3 2016	Q1–Q3 2015	Δ in %	Δ in % const. curr.
New Cloud Bookings3)	N/A	N/A	N/A	664	529	26	27
Cloud subscriptions and support	2,166	1,654	31	2,168	1,664	30	32
Software licenses and support	10,497	10,183	3	10,500	10,184	3	5
Cloud and software	12,663	11,837	7	12,668	11,848	7	8
Total revenue	15,339	14,451	6	15,343	14,462	6	8
Share of predictable revenue (in %)	65	63	2pp	65	63	2pp
Operating profit	3,184	2,552	25	4,258	4,066	5	5
Profit after tax	2,108	1,778	19	2,832	2,831	0
Basic earnings per share (€)	1.77	1.49	19	2.37	2.37	0
Number of employees (FTE)	82,426	75,643	9	N/A	N/A	N/A	N/A

1) All figures are unaudited.

2) For a detailed description of SAP’s non-IFRS measures see Explanation of Non-IFRS Measures online. For a breakdown of the individual adjustments see page 14 in this Quarterly Statement.

3) As this is an order entry metric, there is no IFRS equivalent.
Due to rounding, numbers may not add up precisely.

SAP Q3 2016 Quarterly Statement	4

Business Outlook 2016

The Company is raising its outlook for the full year 2016:

–

The Company now expects full year 2016 non-IFRS cloud subscriptions and support revenue to be in a range of €3.00 - €3.05 billion at constant currencies (2015: €2.30 billion). The upper end of this range represents a growth rate of 33% at constant currencies.

–	The Company now expects full year 2016 non-IFRS cloud and software revenue to increase by 6.5% - 8.5% at constant currencies (2015: €17.23 billion).
–	The Company now expects full-year 2016 non-IFRS operating profit to be in a range of €6.5 billion - €6.7 billion at constant currencies (2015: €6.35 billion).

While the Company’s full-year 2016 business outlook is at constant currencies, actual currency reported figures are expected to continue to be impacted by exchange rate fluctuations. If exchange rates remain at the end of September 2016 levels for the rest of the year, the Company expects its non-IFRS cloud and software revenue growth rate to experience a currency impact in a range of -3 to -1 percentage points for the fourth quarter and the full year 2016 and its non-IFRS operating profit growth rate to experience a currency impact in a range of -2 to 0 percentage points for the fourth quarter and the full year 2016.

Additional Information

General Remarks About this Quarterly Statement

Until 2015, SAP’s quarterly earnings reporting consisted of an earnings press release with condensed financial information and an interim report. This quarterly statement replaces both of these documents and includes all relevant information of both of these documents. Starting in 2016, we issue a quarterly statement for each of the four fiscal quarters. Additionally, we issue a half year report and a full year integrated report as before.

For a more detailed description of all of SAP’s non-IFRS measures and their limitations as well as our constant currency and free cash flow figures see Explanation of Non-IFRS Measures online.

Webcast

SAP earnings conference call for financial analysts will take place on Friday, October 21st at 2:00 PM (CEST) / 1:00 PM (GMT) / 8:00 AM (EDT) / 5:00 AM (PDT). The conference call will be web cast live on the Company’s website at www.sap.com/investor and will be available for replay.

About SAP

As market leader in enterprise application software, SAP (NYSE: SAP) helps companies of all sizes and industries run better. From back office to boardroom, warehouse to storefront, desktop to mobile device – SAP empowers people and organizations to work together more efficiently and use business insight more effectively to stay ahead of the competition. SAP applications and services enable more than 335,000 business and public sector customers to operate profitably, adapt continuously, and grow sustainably. For more information, visit www.sap.com.

For more information, financial community only:
Stefan Gruber	+49 (6227) 7-44872	investor@sap.com, CET
Follow SAP Investor Relations on Twitter at @sapinvestor.

For more information, press only:
Nicola Leske	+49 (6227) 7-50852	nicola.leske@sap.com, CET
Daniel Reinhardt	+49 (6227) 7-40201	daniel.reinhardt@sap.com, CET
Rajiv Sekhri	+49 (6227) 7-74871	rajiv.sekhri@sap.com, CET

For customers interested in learning more about SAP products:
Global Customer Center:	+49 180 534-34-24
United States Only:	+1 (800) 872-1SAP (+1-800-872-1727)

Note to editors:

To preview and download broadcast-standard stock footage and press photos digitally, please visit www.sap.com/photos. On this platform, you can find high resolution material for your media channels. To view video stories on diverse topics, visit www.sap-tv.com. From this site, you can embed videos into your own Web pages, share video via e-mail links and subscribe to RSS feeds from SAP TV.

SAP Q3 2016 Quarterly Statement	5

Financial and Non-Financial Key Facts

€ millions, unless otherwise stated	Q1 2015	Q2 2015	Q3 2015	Q4 2015	TY 2015	Q1 2016	Q2 2016	Q3 2016
Revenues
Cloud subscriptions and support (IFRS)	503	552	599	631	2,286	677	720	769
Cloud subscriptions and support (non-IFRS)	509	555	600	632	2,296	678	721	769

% change – yoy	131	129	116	76	109	33	30	28

% change constant currency – yoy	95	92	90	60	82	33	33	29
Software licenses (IFRS)	696	979	1,014	2,146	4,835	609	1,040	1,034
Software licenses (non-IFRS)	696	979	1,015	2,146	4,836	609	1,042	1,034

% change – yoy	12	2	7	15	10	–13	6	2

% change constant currency – yoy	1	–7	4	11	4	–10	10	2
Software support (IFRS)	2,454	2,531	2,509	2,600	10,093	2,564	2,598	2,653
Software support (non-IFRS)	2,454	2,531	2,509	2,600	10,094	2,564	2,598	2,653

% change – yoy	17	17	12	11	14	5	3	6

% change constant currency – yoy	7	7	6	6	7	5	6	6
Software licenses and support (IFRS)	3,150	3,510	3,523	4,745	14,928	3,172	3,639	3,686
Software licenses and support (non-IFRS)	3,150	3,510	3,524	4,745	14,930	3,173	3,640	3,687

% change – yoy	16	13	11	13	13	1	4	5

% change constant currency – yoy	5	3	6	9	6	2	7	5
Cloud and software (IFRS)	3,653	4,062	4,122	5,377	17,214	3,850	4,359	4,455
Cloud and software (non-IFRS)	3,659	4,065	4,124	5,378	17,226	3,851	4,361	4,456

% change – yoy	24	21	19	18	20	5	7	8

% change constant currency – yoy	12	9	12	13	12	6	11	9
Total revenue (IFRS)	4,497	4,970	4,985	6,342	20,793	4,727	5,237	5,375
Total revenue (non-IFRS)	4,502	4,972	4,987	6,343	20,805	4,728	5,239	5,375

% change – yoy	22	20	17	16	18	5	5	8

% change constant currency – yoy	10	8	10	11	10	6	9	8
Share of predictable revenue (IFRS, in %)	66	62	62	51	60	69	63	64
Share of predictable revenue (non-IFRS, in %)	66	62	62	51	60	69	63	64

Profits
Operating profit (IFRS)	638	701	1,214	1,700	4,252	813	1,269	1,103
Operating profit (non-IFRS)	1,056	1,394	1,616	2,282	6,348	1,104	1,516	1,638

% change	15	13	19	7	13	5	9	1

% change constant currency	–2	1	15	3	5	4	11	1
Profit after tax (IFRS)	413	469	895	1,278	3,056	570	813	725
Profit after tax (non-IFRS)	697	960	1,173	1,670	4,501	763	979	1,089
% change	5	2	16	6	8	9	2	–7

Margins
Cloud subscriptions and support gross margin (IFRS, in %)	55.3	56.5	57.9	51.8	55.3	57.5	57.0	56.7
Cloud subscriptions and support gross margin (non-IFRS, in %)	65.1	65.7	68.8	63.0	65.6	66.3	65.2	64.9
Software and support gross margin (IFRS, in %)	82.8	84.0	85.0	86.1	84.7	84.2	86.1	85.4
Software and support gross margin (non-IFRS, in %)	85.1	86.1	86.7	87.7	86.6	85.9	87.4	87.4
Cloud and software gross margin (IFRS, in %)	79.0	80.3	81.1	82.1	80.8	79.5	81.3	80.5
Cloud and software gross margin (non-IFRS, in %)	82.3	83.3	84.1	84.8	83.8	82.4	83.7	83.5
Gross margin (IFRS, in %)	66.8	69.0	70.7	72.4	70.0	67.0	70.4	69.4
Gross margin (non-IFRS, in %)	70.6	72.4	73.6	75.6	73.3	69.7	72.7	72.7
Operating margin (IFRS, in %)	14.2	14.1	24.3	26.8	20.5	17.2	24.2	20.5
Operating margin (non-IFRS, in %)	23.5	28.0	32.4	36.0	30.5	23.4	28.9	30.5

SAP Q3 2016 Quarterly Statement	6

€ millions, unless otherwise stated	Q1 2015	Q2 2015	Q3 2015	Q4 2015	TY 2015	Q1 2016	Q2 2016	Q3 2016
AT&S Segment1) – Cloud subscriptions and support gross margin (in %)	50	51	56	51	52	54	52	51
AT&S Segment1) – Gross margin (in %)	71	73	74	77	74	70	73	74
AT&S Segment1) – Segment margin (in %)	34	39	43	46	41	34	40	40
SAP BN Segment2) – Cloud subscriptions and support gross margin (in %)	75	75	77	72	75	75	76	77
SAP BN Segment2) – Gross margin (in %)	68	68	71	65	68	67	68	68
SAP BN Segment2) – Segment margin (in %)	18	16	24	20	19	16	18	20

Key Profit Ratios
Effective tax rate (IFRS, in %)	13.6	26.4	27.1	22.4	23.4	23.3	28.9	28.4
Effective tax rate (non-IFRS, in %)	22.3	27.8	28.0	25.1	26.1	26.2	29.6	29.7

Earnings per share, basic (IFRS, in €)	0.35	0.39	0.75	1.07	2.56	0.48	0.68	0.61
Earnings per share, basic (non-IFRS, in €)	0.58	0.80	0.98	1.40	3.77	0.64	0.82	0.91

Order Entry
New Cloud Bookings	117	199	213	344	874	145	255	265
Deferred cloud subscriptions and support revenue (IFRS, quarter end)	793	789	782	957	957	953	1,003	1,081
Orders – Number of on-premise software deals (in transactions)	12,037	13,504	14,027	17,871	57,439	12,884	14,468	13,048
Share of software orders greater than € 5 million (in % of total software order entry)	23	24	24	31	27	17	29	26
Share of software orders greater than € 1 million (in % of total software order entry)	49	41	44	34	40	48	38	40

Liquidity and Cash Flow
Net cash flows from operating activities	2,366	410	466	397	3,638	2,482	439	707
Purchase of intangible assets and property, plant, and equipment (without acquisitions)	–139	–137	–148	–212	–636	–168	–237	–261
Free cash flow	2,227	273	317	184	3,001	2,313	202	446

% of total revenue (IFRS)	50	5	6	3	14	49	4	8

% of profit after tax (IFRS)	539	58	35	14	98	406	25	61
Group liquidity, gross	5,333	4,180	4,608	3,559	3,559	5,853	4,347	4,388
Group debt	–10,524	–10,432	–10,428	–9,174	–9,174	–9,080	–8,593	–8,134
Group liquidity, net	–5,191	–6,251	–5,820	–5,615	–5,615	–3,227	–4,245	–3,746
Days’ sales outstanding (DSO, in days)3)	67	68	69	71	71	72	73	74

Financial Position
Cash and cash equivalents	4,635	3,923	3,844	3,411	3,411	5,743	4,206	4,112
Goodwill	22,896	22,300	22,222	22,689	22,689	21,922	22,354	22,276
Total assets	43,753	41,088	40,649	41,390	41,390	42,884	41,788	41,601
Equity	22,117	20,801	21,540	23,295	23,295	22,920	22,963	23,764
Equity ratio (total equity in % of total assets)	51	51	53	56	56	53	55	57

Non-Financials
Headcount (quarter end)4)	74,551	74,497	75,643	76,986	76,986	78,230	79,962	82,426
Employee retention (in %, rolling 12 months)	93.3	92.6	91.9	91.8	91.8	92.0	92.6	93.4
Women in management (in %, quarter end)	22.3	22.9	23.2	23.6	23.6	23.6	24.1	24.3
Greenhouse gas emissions (in kilotons)	145	125	110	75	455	120	95	85

1) Applications, Technology & Services Segment

2) SAP Business Network Segment

3) Days’ sales outstanding measures the length of time it takes to collect receivables. SAP calculates DSO by dividing the average invoiced accounts receivables balance of the last 12 months by the average monthly sales of the last 12 months.

4) In full-time equivalents

Due to rounding, numbers may not add up precisely.

SAP Q3 2016 Quarterly Statement	7

Consolidated Income Statements of SAP Group (IFRS) – Quarter

€ millions, unless otherwise stated	Q3 2016	Q3 2015	Δ in %

Cloud subscriptions and support	769	599	28

Software licenses	1,034	1,014	2

Software support	2,653	2,509	6

Software licenses and support	3,686	3,523	5

Cloud and software	4,455	4,122	8

Services	920	863	7

Total revenue	5,375	4,985	8

Cost of cloud subscriptions and support	–333	–252	32

Cost of software licenses and support	–537	–528	2

Cost of cloud and software	–870	–780	11

Cost of services	–776	–680	14

Total cost of revenue	–1,646	–1,460	13

Gross profit	3,729	3,525	6

Research and development	–766	–657	17

Sales and marketing	–1,590	–1,269	25

General and administration	–268	–239	12

Restructuring	1	–145	<-100

Other operating income/expense, net	–4	–3	55

Total operating expenses	–4,272	–3,771	13

Operating profit	1,103	1,214	–9

Other non-operating income/expense, net	–43	–26	65

Finance income	32	102	–69

Finance costs	–78	–60	30

Financial income, net	–46	42	<-100

Profit before tax	1,013	1,229	–18

Income tax expense	–288	–333	–14

Profit after tax	725	895	–19

Attributable to owners of parent	730	898	–19

Attributable to non-controlling interests	–5	–2	>100

Earnings per share, basic (in €)1)	0.61	0.75	–19

Earnings per share, diluted (in €)1)	0.61	0.75	–19

1) For the three months ended September 30, 2016 and 2015, the weighted average number of shares was 1,198 million (diluted 1,199 million) and 1,198 million (diluted: 1,198 million), respectively (treasury stock excluded).

Due to rounding, numbers may not add up precisely.

SAP Q3 2016 Quarterly Statement	8

Consolidated Statements of Income of SAP Group (IFRS) – Nine Months

€ millions, unless otherwise stated	Q1–Q3 2016	Q1–Q3 2015	Δ in %

Cloud subscriptions and support	2,166	1,654	31

Software licenses	2,682	2,689	0

Software support	7,815	7,494	4

Software licenses and support	10,497	10,183	3

Cloud and software	12,663	11,837	7

Services	2,675	2,614	2

Total revenue	15,339	14,451	6

Cost of cloud subscriptions and support	–930	–717	30

Cost of software licenses and support	–1,543	–1,631	–5

Cost of cloud and software	–2,474	–2,349	5

Cost of services	–2,282	–2,145	6

Total cost of revenue	–4,756	–4,494	6

Gross profit	10,583	9,957	6

Research and development	–2,184	–2,049	7

Sales and marketing	–4,461	–4,027	11

General and administration	–727	–766	–5

Restructuring	–20	–563	–96

Other operating income/expense, net	–5	0	<-100

Total operating expenses	–12,154	–11,899	2

Operating profit	3,184	2,552	25

Other non-operating income/expense, net	–180	–228	–21

Finance income	105	189	–44

Finance costs	–210	–169	24

Financial income, net	–105	20	<-100

Profit before tax	2,900	2,344	24

Income tax expense	–792	–567	40

Profit after tax	2,108	1,778	19

Attributable to owners of parent	2,118	1,783	19

Attributable to non-controlling interests	–10	–5	98

Earnings per share, basic (in €)1)	1.77	1.49	19

Earnings per share, diluted (in €)1)	1.77	1.49	19

1) For the nine months ended September 30, 2016 and 2015, the weighted average number of shares was 1,198 million (diluted 1,199 million) and 1,196 million (diluted: 1,197 million), respectively (treasury stock excluded).

Due to rounding, numbers may not add up precisely.

SAP Q3 2016 Quarterly Statement	9

Consolidated Statements of Financial Position of SAP Group (IFRS)

as at September 30, 2016 and December 31, 2015
€ millions	2016	2015
Cash and cash equivalents	4,112	3,411
Other financial assets	501	351
Trade and other receivables	4,824	5,274
Other non-financial assets	636	468
Tax assets	300	235
Total current assets	10,374	9,739
Goodwill	22,276	22,689
Intangible assets	3,730	4,280
Property, plant, and equipment	2,373	2,192
Other financial assets	1,411	1,336
Trade and other receivables	111	87
Other non-financial assets	396	332
Tax assets	391	282
Deferred tax assets	539	453
Total non-current assets	31,227	31,651
Total assets	41,601	41,390

€ millions	2016	2015
Trade and other payables	1,114	1,088
Tax liabilities	249	230
Financial liabilities	1,269	841
Other non-financial liabilities	2,752	3,407
Provisions	192	299
Deferred income	3,373	2,001
Total current liabilities	8,949	7,867
Trade and other payables	113	81
Tax liabilities	448	402
Financial liabilities	7,248	8,681
Other non-financial liabilities	405	331
Provisions	191	180
Deferred tax liabilities	392	448
Deferred income	90	106
Total non-current liabilities	8,888	10,228
Total liabilities	17,837	18,095
Issued capital	1,229	1,229
Share premium	565	558
Retained earnings	20,785	20,044
Other components of equity	2,263	2,561
Treasury shares	–1,101	–1,124
Equity attributable to owners of parent	23,742	23,267

Non-controlling interests	22	28
Total equity	23,764	23,295
Total equity and liabilities	41,601	41,390

Due to rounding, numbers may not add up precisely.

SAP Q3 2016 Quarterly Statement	10

Consolidated Statements of Cash Flows of SAP Group (IFRS)

€ millions	Q1–Q3 2016	Q1–Q3 2015
Profit after tax	2,108	1,778
Adjustments to reconcile profit after taxes to net cash flows from operating activities:
Depreciation and amortization	932	965
Income tax expense	792	567
Financial income, net	105	–20
Decrease/increase in sales and bad debt allowances on trade receivables	61	111
Other adjustments for non-cash items	8	–12
Decrease/increase in trade and other receivables	290	197
Decrease/increase in other assets	–351	–212
Decrease/increase in trade payables, provisions, and other liabilities	–583	–248
Decrease/increase in deferred income	1,402	1,216
Interest paid	–145	–111
Interest received	57	60
Income taxes paid, net of refunds	–1,048	–1,049
Net cash flows from operating activities	3,628	3,241
Business combinations, net of cash and cash equivalents acquired	–54	–13
Cash receipts from derivative financial instruments related to business combinations	0	266
Total cash flows for business combinations, net of cash and cash equivalents acquired	–54	253
Purchase of intangible assets or property, plant, and equipment	–666	–424
Proceeds from sales of intangible assets or property, plant, and equipment	48	46
Purchase of equity or debt instruments of other entities	–559	–1,709
Proceeds from sales of equity or debt instruments of other entities	457	1,042
Net cash flows from investing activities	–773	–793
Dividends paid	–1,378	–1,316
Proceeds from reissuance of treasury shares	24	58
Proceeds from borrowings	401	1,745
Repayments of borrowings	–1,394	–2,520
Transactions with non-controlling interests	3	0
Net cash flows from financing activities	–2,345	–2,033
Effect of foreign currency rates on cash and cash equivalents	192	101
Net decrease/increase in cash and cash equivalents	702	516
Cash and cash equivalents at the beginning of the period	3,411	3,328
Cash and cash equivalents at the end of the period	4,112	3,844

Due to rounding, numbers may not add up precisely.

SAP Q3 2016 Quarterly Statement	11

Segment Reporting (IFRS)

Applications, Technology & Services

€ millions, unless otherwise stated		Q3 2016	Q3 2015	Δ in %	Δ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud subscriptions and support	353	359	244	45	47
Software licenses	1,013	1,017	1,001	1	2
Software support	2,626	2,639	2,482	6	6
Software licenses and support	3,639	3,656	3,482	4	5
Cloud and software	3,992	4,014	3,727	7	8
Services	824	828	800	3	4
Total segment revenue	4,816	4,843	4,526	6	7
Cost of cloud subscriptions and support	–171	–171	–108	59	59
Cost of software licenses and support	–461	–464	–453	2	2
Cost of cloud and software	–632	–635	–560	13	13
Cost of services	–635	–643	–613	4	5
Total cost of revenue	–1,268	–1,278	–1,173	8	9
Segment gross profit	3,548	3,565	3,353	6	6
Other segment expenses	–1,598	–1,616	–1,420	13	14
Segment profit	1,950	1,948	1,933	1	1
Margins
Cloud subscriptions and support gross margin (in %)	51	52	56	–4pp	–4pp
Gross margin (in %)	74	74	74	–0pp	–0pp
Segment margin (in %)	40	40	43	–2pp	–2pp
SAP Business Network
€ millions, unless otherwise stated		Q3 2016	Q3 2015	Δ in %	Δ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud subscriptions and support	404	405	347	17	17
Software licenses	0	0	0	0	0
Software support	6	5	8	–31	–31
Software licenses and support	5	5	8	–31	–32
Cloud and software	410	410	355	15	16
Services	75	75	57	32	32
Total segment revenue	485	486	412	18	18
Cost of cloud subscriptions and support	–94	–94	–79	19	20
Cost of software licenses and support	0	0	0	0	0
Cost of cloud and software	–94	–95	–79	19	20
Cost of services	–61	–62	–41	47	49
Total cost of revenue	–155	–156	–120	29	30
Segment gross profit	330	329	292	13	13
Other segment expenses	–235	–238	–194	21	23
Segment profit	95	92	98	–3	–7
Margins
Cloud subscriptions and support gross margin (in %)	77	77	77	–1pp	–1pp
Gross margin (in %)	68	68	71	–3pp	–3pp
Segment margin (in %)	20	19	24	–4pp	–5pp

Due to rounding, numbers may not add up precisely.

SAP Q3 2016 Quarterly Statement	12

Applications, Technology & Services

€ millions, unless otherwise stated		Q1–Q3 2016	Q1–Q3 2015	Δ in %	Δ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud subscriptions and support	969	986	660	47	49
Software licenses	2,629	2,682	2,647	–1	1
Software support	7,738	7,839	7,416	4	6
Software licenses and support	10,367	10,521	10,063	3	5
Cloud and software	11,336	11,507	10,723	6	7
Services	2,454	2,499	2,406	2	4
Total segment revenue	13,789	14,006	13,130	5	7
Cost of cloud subscriptions and support	–461	–466	–313	47	49
Cost of software licenses and support	–1,383	–1,402	–1,400	–1	0
Cost of cloud and software	–1,845	–1,869	–1,713	8	9
Cost of services	–1,983	–2,032	–1,880	6	8
Total cost of revenue	–3,828	–3,900	–3,593	7	9
Segment gross profit	9,961	10,106	9,537	4	6
Other segment expenses	–4,701	–4,794	–4,456	5	8
Segment profit	5,261	5,311	5,081	4	5
Margins
Cloud subscriptions and support gross margin (in %)	52	53	53	–0pp	0pp
Gross margin (in %)	72	72	73	–0pp	–0pp
Segment margin (in %)	38	38	39	–1pp	–1pp

SAP Business Network

€ millions, unless otherwise stated		Q1–Q3 2016	Q1–Q3 2015	Δ in %	Δ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud subscriptions and support	1,166	1,171	981	19	19
Software licenses	0	0	0	0	0
Software support	20	20	25	–19	–20
Software licenses and support	20	20	24	–19	–19
Cloud and software	1,185	1,191	1,006	18	18
Services	218	220	174	25	26
Total segment revenue	1,404	1,411	1,180	19	20
Cost of cloud subscriptions and support	–278	–281	–238	17	18
Cost of software licenses and support	0	0	–1	0	–47
Cost of cloud and software	–278	–281	–238	17	18
Cost of services	–177	–180	–130	36	39
Total cost of revenue	–455	–461	–368	24	25
Segment gross profit	949	950	812	17	17
Other segment expenses	–694	–704	–584	19	21
Segment profit	255	245	228	12	8
Margins
Cloud subscriptions and support gross margin (in %)	76	76	76	0pp	0pp
Gross margin (in %)	68	67	69	–1pp	–1pp
Segment margin (in %)	18	17	19	–1pp	–2pp

Due to rounding, numbers may not add up precisely.

SAP Q3 2016 Quarterly Statement	13

  Reconciliation from Non-IFRS Numbers to IFRS Numbers

€ millions, unless otherwise stated					Q3 2016			Q3 2015			Δ in %
	IFRS	Adj.1)	Non-IFRS1)	Currency Impact2)	Non-IFRS Constant Currency2)	IFRS	Adj.1)	Non-IFRS1)	IFRS	Non-IFRS1)	Non-IFRS Constant Currency2)
Revenue Numbers
Cloud subscriptions and support	769	0	769	6	775	599	1	600	28	28	29
Software licenses	1,034	0	1,034	3	1,037	1,014	1	1,015	2	2	2
Software support	2,653	0	2,653	13	2,666	2,509	0	2,509	6	6	6
Software licenses and support	3,686	0	3,687	17	3,703	3,523	1	3,524	5	5	5
Cloud and software	4,455	1	4,456	23	4,479	4,122	2	4,124	8	8	9
Services	920	0	920	4	924	863	0	863	7	7	7
Total revenue	5,375	1	5,375	27	5,402	4,985	2	4,987	8	8	8

Operating Expense Numbers
Cost of cloud subscriptions and support	–333	63	–270			–252	65	–187	32	44
Cost of software licenses and support	–537	71	–465			–528	61	–468	2	–1
Cost of cloud and software	–870	135	–735			–780	126	–655	11	12
Cost of services	–776	45	–732			–680	19	–661	14	11
Total cost of revenue	–1,646	179	–1,466			–1,460	144	–1,316	13	11
Gross profit	3,729	180	3,909			3,525	147	3,671	6	6
Research and development	–766	86	–679			–657	25	–632	17	8
Sales and marketing	–1,590	214	–1,376			–1,269	77	–1,191	25	16
General and administration	–268	56	–211			–239	8	–230	12	–8
Restructuring	1	–1	0			–145	145	0	<-100	NA
Other operating income/expense, net	–4	0	–4			–3	0	–3	55	55
Total operating expenses	–4,272	534	–3,738	–39	–3,777	–3,771	400	–3,372	13	11	12

Profit Numbers
Operating profit	1,103	535	1,638	–12	1,625	1,214	402	1,616	–9	1	1
Other non-operating income/expense, net	–43	0	–43			–26	0	–26	65	65
Finance income	32	0	32			102	0	102	–69	–69
Finance costs	–78	0	–78			–60	0	–60	30	30
Financial income, net	–46	0	–46			42	0	42	<-100	<-100
Profit before tax	1,013	535	1,548			1,229	402	1,631	–18	–5
Income tax expense	–288	–171	–459			–333	–124	–457	–14	0
Profit after tax	725	364	1,089			895	278	1,173	–19	–7
Attributable to owners of parent	730	364	1,094			898	278	1,176	–19	–7
Attributable to non-controlling interests	–5	0	–5			–2	0	–2	>100	>100

Key Ratios
Operating margin (in %)	20.5		30.5		30.1	24.3		32.4	–3.8pp	–1.9pp	–2.3pp
Effective tax rate (in %)3)	28.4		29.7			27.1		28.0	1.3pp	1.6pp
Earnings per share, basic (in €)	0.61		0.91			0.75		0.98	–19	–7

1) Adjustments in the revenue line items are for software support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based payment expenses, as well as restructuring expenses.

2) Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

SAP Q3 2016 Quarterly Statement	14

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures, Adjustments and Full-Year Estimates”.

3) The difference between our IFRS and non-IFRS effective tax rate in Q3 2016 and Q3 2015 mainly results from tax effects of acquisition-related charges and share-based payment expenses.

Due to rounding, numbers may not add up precisely.

SAP Q3 2016 Quarterly Statement	15

€ millions, unless otherwise stated					Q1–Q3 2016			Q1–Q3 2015			Δ in %
	IFRS	Adj.1)	Non-IFRS1)	Currency Impact2)	Non-IFRS Constant Currency2)	IFRS	Adj.1)	Non- IFRS1)	IFRS	Non- IFRS1)	Non-IFRS Constant Currency2)
Revenue Numbers
Cloud subscriptions and support	2,166	2	2,168	23	2,191	1,654	9	1,664	31	30	32
Software licenses	2,682	2	2,685	54	2,739	2,689	1	2,690	0	0	2
Software support	7,815	0	7,815	102	7,917	7,494	0	7,494	4	4	6
Software licenses and support	10,497	3	10,500	156	10,656	10,183	1	10,184	3	3	5
Cloud and software	12,663	4	12,668	179	12,847	11,837	11	11,848	7	7	8
Services	2,675	0	2,675	47	2,723	2,614	0	2,614	2	2	4
Total revenue	15,339	4	15,343	226	15,569	14,451	11	14,462	6	6	8

Operating Expense Numbers
Cost of cloud subscriptions and support	–930	181	–749			–717	162	–555	30	35
Cost of software licenses and support	–1,543	170	–1,373			–1,631	207	–1,424	–5	–4
Cost of cloud and software	–2,474	352	–2,122			–2,349	369	–1,979	5	7
Cost of services	–2,282	74	–2,208			–2,145	111	–2,034	6	9
Total cost of revenue	–4,756	426	–4,330			–4,494	480	–4,014	6	8
Gross profit	10,583	430	11,013			9,957	491	10,448	6	5
Research and development	–2,184	135	–2,049			–2,049	133	–1,917	7	7
Sales and marketing	–4,461	405	–4,056			–4,027	268	–3,759	11	8
General and administration	–727	83	–644			–766	60	–706	–5	–9
Restructuring	–20	20	0			–563	563	0	–96	NA
Other operating income/expense, net	–5	0	–5			0	0	0	<-100	<-100
Total operating expenses	–12,154	1,069	–11,085	–217	–11,302	–11,899	1,504	–10,396	2	7	9

Profit Numbers
Operating profit	3,184	1,073	4,258	10	4,268	2,552	1,514	4,066	25	5	5
Other non-operating income/expense, net	–180	0	–180			–228	0	–228	–21	–21
Finance income	105	0	105			189	0	189	–44	–44
Finance costs	–210	0	–210			–169	0	–169	24	24
Financial income, net	–105	0	–105			20	0	20	<-100	<-100
Profit before tax	2,900	1,073	3,973			2,344	1,514	3,858	24	3
Income tax expense	–792	–350	–1,142			–567	–461	–1,027	40	11
Profit after tax	2,108	724	2,832			1,778	1,053	2,831	19	0
Attributable to owners of parent	2,118	724	2,842			1,783	1,053	2,836	19	0
Attributable to non-controlling interests	–10	0	–10			–5	0	–5	98	98

Key Ratios
Operating margin (in %)	20.8		27.8		27.4	17.7		28.1	3.1pp	–0.4pp	–0.7pp
Effective tax rate (in %)3)	27.3		28.7			24.2		26.6	3.1pp	2.1pp
Earnings per share, basic (in €)	1.77		2.37			1.49		2.37	19	0

1) Adjustments in the revenue line items are for software support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based payment expenses, as well as restructuring expenses.

2) Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures, Adjustments and Full-Year Estimates”.

SAP Q3 2016 Quarterly Statement	16

3) The difference between our IFRS and non-IFRS effective tax rate in the first nine months of 2016 mainly results from tax effects of acquisition-related charges and share-based payment expenses. The difference between our IFRS and non-IFRS effective tax rate in the first nine months of 2015 mainly results from tax effects of acquisition-related charges, restructuring and share-based payment expenses.

Due to rounding, numbers may not add up precisely.

SAP Q3 2016 Quarterly Statement	17

Non-IFRS Adjustments – Actuals and Estimates

€ millions	Estimated Amounts for Full Year 2016	Q3 2016	Q1–Q3 2016	Q3 2015	Q1–Q3 2015
Operating profit (IFRS)		1,103	3,184	1,214	2,552
Revenue adjustments	<20	1	4	2	11
Adjustment for acquisition-related charges	670 to 720	168	504	183	554
Adjustment for share-based payment expenses	770 to 840	368	545	72	386
Adjustment for restructuring	30 to 50	–1	20	145	563
Operating expense adjustments		534	1,069	400	1,504
Operating profit adjustments		535	1,073	402	1,514
Operating profit (Non-IFRS)		1,638	4,258	1,616	4,066

Non-IFRS Adjustments by Functional Areas

€ millions	Q3 2016						Q3 2015
	IFRS	Acquisition- related	SBP1)	Restruc- turing	Non-IFRS	IFRS	Acquisition- Related	SBP1)	Restruc- turing	Non-IFRS
Cost of cloud and software	–870	98	36	0	–735	–780	116	10	0	–655
Cost of services	–776	3	42	0	–732	–680	6	12	0	–661
Research and development	–766	3	84	0	–679	–657	3	22	0	–632
Sales and marketing	–1,590	67	147	0	–1,376	–1,269	57	21	0	–1,191
General and administration	–268	–3	59	0	–211	–239	1	7	0	–230
Restructuring	1	0	0	–1	0	–145	0	0	145	0
Other operating income/expense, net	–4	0	0	0	–4	–3	0	0	0	–3
Total operating expenses	–4,272	168	368	–1	–3,738	–3,771	183	72	145	–3,372
1) Share-based Payments
€ millions	Q1–Q3 2016						Q1–Q3 2015
	IFRS	Acquisition- related	SBP1)	Restruc- turing	Non-IFRS	IFRS	Acquisition- Related	SBP1)	Restruc- turing	Non-IFRS
Cost of cloud and software	–2,474	293	58	0	–2,122	–2,349	325	42	0	–1,979
Cost of services	–2,282	9	65	0	–2,208	–2,145	48	63	0	–2,034
Research and development	–2,184	7	128	0	–2,049	–2,049	34	102	0	–1,917
Sales and marketing	–4,461	190	214	0	–4,056	–4,027	144	122	0	–3,759
General and administration	–727	4	79	0	–644	–766	2	58	0	–706
Restructuring	–20	0	0	20	0	–563	0	0	563	0
Other operating income/expense, net	–5	0	0	0	–5	0	0	0	0	0
Total operating expenses	–12,154	504	545	20	–11,085	–11,899	554	386	563	–10,396

1) Share-based payments

SAP Q3 2016 Quarterly Statement	18

If not presented in a separate line item in our income statement, the restructuring expenses would break down as follows:

€ millions	Q3 2016	Q1–Q3 2016	Q3 2015	Q1–Q3 2015
Cost of cloud and software	0	2	4	64
Cost of services	0	5	35	180
Research and development	1	4	69	178
Sales and marketing	–2	8	33	121
General and administration	0	1	4	20
Restructuring expenses	–1	20	145	563

SAP Q3 2016 Quarterly Statement	19

Revenue by Region (IFRS and Non-IFRS)

€ millions	Q3 2016					Q3 2015			Δ in %
	IFRS	Adj.1)	Non-IFRS1)	Currency Impact2)	Non-IFRS Constant Currency2)	IFRS	Adj.1)	Non-IFRS1)	IFRS	Non-IFRS1)	Non-IFRS Constant Currency2)
Cloud subscriptions and support revenue by region
EMEA	182	0	182	6	188	136	0	136	34	34	38
Americas	508	0	508	3	511	411	1	412	24	23	24
APJ	78	0	78	–2	76	52	0	52	50	50	46
Cloud subscriptions and support revenue	769	0	769	6	775	599	1	600	28	28	29

Cloud and software revenue by region
EMEA	1,942	0	1,942	47	1,989	1,833	0	1,834	6	6	8
Americas	1,820	1	1,821	8	1,828	1,675	2	1,677	9	9	9
APJ	693	0	693	–32	661	614	0	614	13	13	8
Cloud and software revenue	4,455	1	4,456	23	4,479	4,122	2	4,124	8	8	9

Total revenue by region
Germany	749	0	749	0	748	687	0	687	9	9	9
Rest of EMEA	1,567	0	1,567	54	1,620	1,518	0	1,518	3	3	7
Total EMEA	2,315	0	2,315	53	2,369	2,205	0	2,205	5	5	7
United States	1,772	1	1,773	4	1,777	1,662	2	1,664	7	7	7
Rest of Americas	462	0	462	6	469	374	0	374	24	24	25
Total Americas	2,234	1	2,235	11	2,246	2,036	2	2,038	10	10	10
Japan	214	0	214	–33	181	171	0	171	25	25	6
Rest of APJ	611	0	611	–4	607	572	0	572	7	7	6
Total APJ	825	0	825	–37	788	744	0	744	11	11	6
Total revenue	5,375	1	5,375	27	5,402	4,985	2	4,987	8	8	8

1) Adjustments in the revenue line items are for support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules.

2) Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures and Estimates”.

Due to rounding, numbers may not add up precisely.

SAP Q3 2016 Quarterly Statement	20

€ millions	Q1–Q3 2016					Q1–Q3 2015			Δ in %
	IFRS	Adj.1)	Non-IFRS1)	Currency Impact2)	Non-IFRS Constant Currency2)	IFRS	Adj.1)	Non-IFRS1)	IFRS	Non-IFRS1)	Non-IFRS Constant Currency2)
Cloud subscriptions and support revenue by region
EMEA	511	0	512	11	522	365	1	366	40	40	43
Americas	1,450	1	1,451	12	1,463	1,145	8	1,152	27	26	27
APJ	205	0	205	1	206	145	0	146	41	41	41
Cloud subscriptions and support revenue	2,166	2	2,168	23	2,191	1,654	9	1,664	31	30	32

Cloud and software revenue by region
EMEA	5,499	1	5,499	144	5,643	5,145	1	5,146	7	7	10
Americas	5,213	4	5,216	42	5,258	4,870	9	4,879	7	7	8
APJ	1,952	0	1,952	–6	1,946	1,823	0	1,823	7	7	7
Cloud and software revenue	12,663	4	12,668	179	12,847	11,837	11	11,848	7	7	8

Total revenue by region
Germany	2,035	0	2,035	–1	2,034	1,875	0	1,875	9	9	8
Rest of EMEA	4,597	1	4,597	167	4,764	4,402	1	4,403	4	4	8
Total EMEA	6,632	1	6,632	166	6,798	6,277	1	6,278	6	6	8
United States	5,116	4	5,120	13	5,133	4,779	9	4,788	7	7	7
Rest of Americas	1,260	0	1,260	51	1,310	1,184	0	1,184	6	6	11
Total Americas	6,376	4	6,380	64	6,444	5,962	9	5,971	7	7	8
Japan	583	0	583	–62	521	478	0	478	22	22	9
Rest of APJ	1,748	0	1,748	58	1,806	1,734	0	1,734	1	1	4
Total APJ	2,331	0	2,331	–3	2,327	2,212	0	2,212	5	5	5
Total revenue	15,339	4	15,343	226	15,569	14,451	11	14,462	6	6	8

1) Adjustments in the revenue line items are for support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules.

2) Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures and Estimates”.

Due to rounding, numbers may not add up precisely.

SAP Q3 2016 Quarterly Statement	21

Employees by Region and Functional Areas

	September 30, 2016				September 30, 2015
Full-time equivalents	EMEA	Americas	APJ	Total	EMEA	Americas	APJ	Total
Cloud and software	6,260	3,996	5,330	15,586	5,986	3,853	4,778	14,617
Services	6,423	4,044	3,921	14,388	6,558	3,769	3,567	13,895
Research and development	10,219	4,704	7,780	22,702	9,399	4,129	6,723	20,251
Sales and marketing	8,425	8,861	4,365	21,651	7,582	7,611	3,836	19,029
General and administration	2,578	1,723	1,012	5,314	2,494	1,665	1,019	5,177
Infrastructure	1,552	785	447	2,784	1,493	789	392	2,674
SAP Group (September 30)	35,458	24,113	22,855	82,426	33,512	21,817	20,315	75,643
Thereof acquisitions 1)	37	68	0	105	0	0	0	0
SAP Group (average first nine months)	34,552	23,193	21,809	79,555	33,466	21,751	19,487	74,705
1) Acquisitions closed between January 1 and September 30 of the respective year.

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

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SAP Q3 2016 Quarterly Statement	22